October 30, 2019

Adrian McKenzie
Chief Executive Officer
DNA Brands Inc.
6245 N. Federal Highway, Suite 504
Fort Lauderdale, FL 33308

       Re: DNA Brands Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed October 21, 2019
           File no. 024-11053

Dear Mr. McKenzie:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2019 letter.

Offering Statement on Form 1-A/A, filed on October 21, 2019

Cover Page

1. The termination date of the offering and circumstances under which you will terminate the offering are inconsistent between the offering circular cover page and Plan of Distribution section on page 73. Please revise so the disclosure is consistent. Business Overview, page 3

2. We note your response to our prior comment two. If the financing to which you refer in your revised disclosures refers to the noteholders' non-binding verbal agreement not to foreclose on certain notes, please revise to so state. When you revise, explain how this
 Adrian McKenzie
DNA Brands Inc.
October 30, 2019
Page 2
         agreement not to foreclose allows the company to purchase cars for its intended business operations. Also disclose, if true, that because the agreement not to foreclose is non-
         binding, any departure from the agreement would likely have a material impact on the company and its operations.
Liquidity and Plan of Operations, page 42

3. We note your response to our prior comment six, and reissue the comment in part. Please revise to clarify, as you do in your response, that all of the company's debt is now in default, disclosing the amount as of your most recent financial statement period. Please provide a discussion of how you intend to meet your current cash needs, including debt obligations, when you do not plan to use any potential proceeds from the offering to meet these obligations.
Indebtedness, page 60

4. We note your response to our prior comment ten, but are unable to see where you have made revisions in response to the comment. Please advise or revise. Financial Statements , page F-2

5. For interim financial statements as of June 30, 2019, please present the income statement and cash flow statement of the corresponding period of the preceding fiscal year. Please refer to (b)(5)(i) of Part F/S.
6. We note your response to our prior comment 13. As previously requested, please present the statement of changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent balance sheet. Please Refer to Form 1-A Part F/S (b)(4).
7. We note your response to our prior comment 14. Please present the beginning and ending cash balances for the year ended December 31, 2017 and reconcile the ending cash balances to the corresponding balance sheet amount.
General

8. In prior comment 15, we requested that you consistently refer to the number of shares you are offering, which, according to the offering circular cover page, is a maximum of 125 million shares. In response, you state that the number has been corrected in the subscription agreement and in Part I. However, you did not refile the subscription agreement to revise the statement in section 1(d) that the aggregate number of securities
FirstName LastNameAdrian McKenzie
       sold for the company shall not exceed 250,000,000 shares, nor did you revise Part I, Item
Comapany NameDNA Brands Inc. you are offering 125 million shares rather than
2.5 million
       4 of Form 1-A to disclose that
       shares. Please revise or advise.
October 30, 2019 Page 2
FirstName LastName
 Adrian McKenzie
FirstName LastNameAdrian McKenzie
DNA Brands Inc.
Comapany NameDNA Brands Inc.
October 30, 2019
Page 3
October 30, 2019 Page 3
FirstName LastName
        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      John Lux